UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______________ to _______________

Commission File Number 001 – 32205

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CBRE 401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CBRE Group, Inc.

400 South Hope Street, 25th Floor

Los Angeles, California 90071

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015 and the related notes to these financial statements and supplemental schedule, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 21, 2017	/s/ James R. Groch
James R. Groch
Chief Financial Officer (principal financial officer)

Date: June 21, 2017	/s/ Gil Borok
Gil Borok
Chief Accounting Officer (principal accounting officer)

CBRE 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:	2

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:	12

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2016	13

Note:All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of and Participants in the

CBRE 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CBRE 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Dallas, Texas

June 21, 2017

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015

ASSETS:
Participant-directed investments - at fair value	$1,579,074,285	$1,366,243,203

Receivables:
Notes receivable from participants	19,282,526	16,930,292
Employer contributions	5,844,944	2,628,790
Employee contributions	3,957,501	361,612
Total receivables	29,084,971	19,920,694

Cash	1,352,596	1,949,975
Total Assets	1,609,511,852	1,388,113,872

LIABILITIES:
Operating expenses payable	57,000	-
Total Liabilities	57,000	-

NET ASSETS AVAILABLE FOR BENEFITS	$1,609,454,852	$1,388,113,872

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

ADDITIONS:
Contributions:
Employee deferral contributions	$152,891,466	$124,826,612
Employer contributions	50,874,290	35,560,347
Rollover contributions	33,725,778	41,665,278
Total contributions	237,491,534	202,052,237

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	84,323,580	(67,511,213)
Dividend income	18,002,336	51,535,611
Interest income	88,126	334,236
Net investment income (loss)	102,414,042	(15,641,366)

Interest income on notes receivable from participants	838,250	737,211
Total additions, net	340,743,826	187,148,082

DEDUCTIONS:
Benefits paid to participants	119,065,803	103,246,314
Administrative expenses	337,043	360,942
Total deductions	119,402,846	103,607,256

NET INCREASE IN NET ASSETS	221,340,980	83,540,826

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,388,113,872	1,304,573,046

End of year	$1,609,454,852	$1,388,113,872

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF PLAN

The following description of the CBRE 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions.  The Plan is sponsored by CBRE Services, Inc. (“CBRE Services” and “Plan Sponsor”), which is a subsidiary of CBRE Group, Inc. (“CBRE Group”).  CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to collectively as the “Company.”

On September 1, 2015, CBRE, Inc., a wholly-owned subsidiary of CBRE Services, acquired the Global Workplace Solutions (“GWS”) business of Johnson Controls, Inc. (“JCI”), which we refer to as the GWS Acquisition.  All acquired GWS employees meeting the Plan’s eligibility requirements may participate in the Plan.  In connection with the GWS Acquisition, the Plan was amended to: (1) provide additional company matching and retirement income contributions for twelve months subsequent to September 1, 2015, the GWS acquisition date, for certain employees acquired in connection with the GWS Acquisition; and (2) allow union members to participate in the Plan when required by a collective bargaining agreement.  The additional company matching and retirement income contributions were intended to provide certain GWS participants with comparable benefits that they would have received under the retirement plans of JCI.  These additional contributions aggregated $6,907,236 during the twelve months ended August 31, 2016 and vest in accordance with the Plan’s vesting schedule, with years of service with JCI prior to the GWS Acquisition counting towards vesting under the Plan.

General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate.  The Plan became effective on April 19, 1989 and was amended and restated as of January 1, 2014.  Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code of 1986, as amended (“IRC”), are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Amendments—The Plan has been amended several times since its inception.  The most recent amendment, effective January 1, 2016, primarily clarified and updated certain provisions and did not have a material impact on the Plan.

Administration—The Plan is administered by the Administrative Committee (the “Committee”) appointed by the Chief Executive Officer (“CEO”) of the Company.  The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the CEO for vendor changes.  Merrill Lynch, Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) is the Plan’s recordkeeper.

Trustee—Bank of America, N.A. (“Bank of America”) serves as trustee for all the Plan’s assets with the exception of the life insurance policies (see Note 5).  CBRE Services serves as trustee for the life insurance policies.

Eligibility—All salaried, hourly and W-2 commissioned employees on the domestic payroll of CBRE Services, or any other domestic subsidiary that participates in the Plan, are eligible to participate in the Plan as of the first date, or any succeeding entry date, following the date the employee is credited with one hour of service.  However, the following employees, or classes of employees, are not eligible to participate: (1) employees that are non-resident aliens with no U.S. source income; (2) employees covered under a collective bargaining agreement that does not expressly provide for participation in the Plan; (3) employees classified as “leased employees” or independent contractors, even if subsequently determined to be common law employees; (4) employees on military leave in the service of the armed forces of the United States; (5) employees covered by another CBRE tax-qualified plan; or (6) persons classified as qualified real estate agents having the status of independent contractors under the IRC.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2016 AND 2015

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of their eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations.  The Committee and the IRC may limit the percentage of eligible compensation that highly compensated employees may contribute.  Participants are also allowed to contribute amounts distributed from other tax-qualified plans to the Plan.  Participants may invest up to 25% of their Plan accounts in the CBRE Stock Fund, which is a unitized fund that includes shares of the Company’s common stock and interest-earning cash for pending transactions and includes accruals for income earned and benefits payable.

Employer Contributions—The Plan allows the Company to make matching contributions to the Plan.  For the year ended December 31, 2016, the Company matched its employee’s contributions up to 50% of the first 6% of the employee’s annual compensation (up to $150,000 of compensation), which match amounted to $46,426,963 in the aggregate.  For the year ended December 31, 2015, the Company matched its employee’s contributions up to 50% of the first 5% of the employee’s annual compensation (up to $150,000 of compensation), which match amounted to $32,815,238 in the aggregate.

The Company also made special matching contributions aggregating $4,360,927 and $2,546,309 during the years ended December 31, 2016 and 2015, respectively, in connection with the GWS Acquisition.  Additionally, the Plan provides for discretionary profit-sharing contributions by the Company for certain employees of CBRE Clarion Securities, LLC (“CBRE Clarion”), which amounted to $86,400 and $198,800 for the years ended December 31, 2016 and 2015, respectively.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions and investment earnings (or losses) thereon, and charged certain administrative expenses.  Allocations of earnings are based on participant account balances in an investment.  The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings (or losses) thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006.  Effective January 1, 2007, Company matching contributions vest 20% per year over five years, and participants become immediately fully vested in Company matching contributions upon reaching age 65, permanent disability or death, in each case if employed by the Company at that time.  There are three exceptions for vesting in Company matching contributions:

1.	Participants who had been Company employees for at least three calendar years prior to April 1, 2007 received immediate vesting in all then current and future Company contributions.
2.

Participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the Company’s acquisition of Trammell Crow Company) become 100% vested upon reaching age 55 while still employed by the Company, regardless of years of service.

3.

Former participants in the CBRE Clarion 401(k) Plan, which merged into the Plan effective January 1, 2013, receive immediate vesting in Company matching contributions.  Profit-sharing contributions by the Company to CBRE Clarion employees vest over six years, with immediate full vesting upon reaching age 65, permanent disability or death, in each case if employed by the Company at that time.

Upon termination of employment with the Company, participants forfeit any portion of Company contributions that has not yet vested.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2016 AND 2015

Forfeited Accounts—Forfeited accounts are invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits.  These accounts are used to pay expenses of the Plan or to reduce future Company contributions.  During the year ended December 31, 2016, accounts totaling $1,676,552 were forfeited and $1,665,583 was used to reduce Company contributions.  During the year ended December 31, 2015, accounts totaling $1,087,153 were forfeited and $1,092,309 was used to reduce Company contributions.  As a result, at December 31, 2016 and 2015, forfeited nonvested account balances totaled $18,296 and $7,327, respectively.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death.  The Plan also provides for withdrawals due to hardship, subject to certain limitations, from rollover accounts, and after attaining age 59½.  Distributions are primarily made in a single lump-sum cash payment equal to the balance of the participants’ accounts.

Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their vested account balance.  Loan transactions are treated as transfers between the investment fund and the loan fund.  Participant loans are to be repaid through payroll deductions over a period generally not to exceed five years.  The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee.  Outstanding loans at December 31, 2016 and 2015 have interest rates ranging from 3.25% to 10.25% and mature on various dates through November 2023.

Cash—The cash balances represent: (1) contributions received from participants but not yet allocated to participant-directed investments; and (2) funds from liquidated participant-directed investments that still remain payable to participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Pronouncements Adopted in 2016—During 2016 the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” the portion of ASU 2015-10, “Technical Corrections and Improvements” applicable to the Plan, and ASU No. 2015‑12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.”  Adoption of these ASUs required that certain 2015 balances on the statement of net assets be retrospectively reclassified and the related disclosures be revised to conform to the 2016 presentation in addition to the removal of disclosures no longer required.  Adoption of these ASUs did not have a material impact on the Plan’s financial statements.

Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.

Shares of mutual funds are valued at quoted market prices.

Investments in the common/collective trusts are valued at net asset value (“NAV”) per share.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2016 AND 2015

A portion of the Plan is invested in shares of CBRE Group’s common stock, which is valued at its quoted market price on the New York Stock Exchange.  The value of CBRE Group’s common stock was $31.49 and $34.58 per share as of December 31, 2016 and 2015, respectively, which represented the quoted market price of CBRE Group common stock as of those dates.  The Plan held 1,330,114 and 1,295,747 shares of common stock of CBRE Group, with a cost basis of $24,534,549 and $21,762,730 as of December 31, 2016 and 2015, respectively.  During the years ended December 31, 2016 and 2015, the Plan did not earn any dividend income from CBRE Group’s common stock.

Life insurance policies are valued at cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses of the Plan’s investment funds are paid by the investment funds.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. A portion of the management fees for certain investment funds is returned to the Plan to pay administrative expenses or be allocated to participants, which practice is commonly referred to as “revenue sharing.”

Revenue Sharing—Total revenue sharing, including interest, was $1,203,118 in 2016 and $1,438,685 in 2015.  Revenue sharing was first used to pay the fees of Merrill Lynch and its affiliates, aggregating $967,410 in 2016 and $837,770 in 2015.  The remainder gets placed in an “ERISA Account.”  The ERISA Account is invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits.  On December 20, 2012, the Plan was amended to allow for the calculated excess in the ERISA Account, as determined by the Committee, to be allocated to participant accounts pro rata in proportion to their account balances.  As a result, $285,000 and $252,513 was taken out of the ERISA Account and allocated to participant accounts on February 9, 2016 and February 10, 2015, respectively.  In addition, administrative expenses were paid out of the ERISA Account in the amount of $248,618 in 2016 and $305,795 in 2015.  The balance of the ERISA Account was $65,909 and $363,819 as of December 31, 2016 and 2015, respectively.

Notes Receivable from Participants—Participant loans are valued at their amortized cost, which represents the unpaid principal balance plus accrued interest.  Interest income is recorded on an accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results may differ significantly from those estimates.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2016 AND 2015

Risks and Uncertainties—The Plan invests in various securities, including mutual funds, common/collective trusts and CBRE Group common stock.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Subsequent Events—We have evaluated events subsequent to December 31, 2016 and through June 21, 2017, the date that the financial statements were available to be issued, and determined that there were no subsequent events that would have materially affected the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

The “Fair Value Measurements and Disclosures” Topic of the FASB Accounting Standards Codification (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.  This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.  The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities.
•

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.  There were no transfers in or out of Level 1 and Level 2 during the years ended December 31, 2016 and 2015.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2016 AND 2015

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Fair Value Measure Measured and Recorded Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$627,328,779	$-	$-	$627,328,779
Money market fund	77,187,524	-	-	77,187,524
CBRE Group common stock	41,885,290	-	-	41,885,290
Common/collective trusts	-	832,218,723	-	832,218,723
Life insurance policies	-	453,969	-	453,969
Total investments in fair value hierarchy	$746,401,593	$832,672,692	$-	1,579,074,285

	December 31, 2015
	Fair Value Measure Measured and Recorded Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$916,789,812	$-	-	$916,789,812
Money market fund	61,711,365	-	-	61,711,365
CBRE Group common stock	44,806,931	-	-	44,806,931
Common/collective trusts	-	342,444,804	-	342,444,804
Life insurance policies	-	490,291	-	490,291
Total investments in fair value hierarchy	$1,023,308,108	$342,935,095	$-	1,366,243,203

4.	COMMON/COLLECTIVE TRUSTS

The following table summarizes the Plan’s investments in common/collective trusts:

	Fair Value as of				Redemption
	December 31,		Unfunded	Redemption	Notice
	2016	2015	Commitment	Frequency	Period

Vanguard Target Retirement Funds	$440,109,788	$-	$-	Daily	None
Northern Trust Collective S&P 500 Index Fund	220,211,206	191,949,527	-	Daily	None
Delaware Large Cap Value Trust	91,895,824	81,990,446	-	Daily	None
Invesco Stable Value Retirement Fund	80,001,905	68,504,831	-	Daily	None
Total common/collective trusts	$832,218,723	$342,444,804

The Plan’s investments in common/collective trusts are stated at NAV.  The NAV, as provided by the trustees, is based on the fair value of the underlying investments held by each fund less its liabilities.

The Plan held investments in twelve Vanguard Retirement Funds as of December 31, 2016 and 2015.  During 2016, the Plan elected to exchange its investments in Vanguard Retirement mutual funds to the equivalent common/collective trust funds to take advantage of the common/collective trust funds’ lower expense ratios.  The investments in the Vanguard Retirement mutual funds had a fair value of $337,494,794 as of December 31, 2015.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2016 AND 2015

The Invesco Stable Value Retirement Fund (“Retirement Trust”) is a common/collective trust which invests the majority of its assets in the Invesco Stable Value Trust (“Stable Value Trust”) and synthetic investment contracts (“SICs”).  The Stable Value Trust invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, SICs issued by banks, insurance companies and other issuers, securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

5.	LIFE INSURANCE POLICIES

When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the transferred assets consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”).  These policies are owned by the CBRE 401(k) Life Insurance Trust with CBRE Services, as trustee, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction.  Premiums are paid out of dividends and the cash surrender value of the specific insured’s insurance policy.  Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered.  These contracts are fully allocated to the insured participant’s rollover account.  These contracts are included at cash surrender value within Plan assets in the accompanying financial statements.  These policies had a face value of $4,100,000 and $4,350,000 as of December 31, 2016 and 2015, respectively.

6.	NON-DISCRIMINATION TESTING

The Plan Sponsor determined that the Plan passed the IRC Section 401(k) Non-Discrimination for Employee Deferrals test with respect to the years ended December 31, 2016 and 2015.

7.	EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are funds managed by the Plan’s trustee or its affiliates.  As a result, these transactions qualify as exempt party-in-interest transactions.  In addition, the Plan invests in shares of common stock in CBRE Group, of which the Plan Sponsor is a subsidiary.  As a result, these transactions also qualify as exempt party-in-interest transactions.

8.	ADMINISTRATIVE EXPENSES

The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses.  Many of the Plan’s administrative expenses, including the fees of the recordkeeper and trustee, are paid by the Plan, via revenue sharing (see Note 2).  A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant accounts.

9.	TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated August 1, 2014, that the Plan and related trust, including amendments made through June 2014, are designed and operated in compliance with the applicable regulations of the IRC. The Puerto Rico Hacienda has determined and informed the Company by letter dated July 3, 2015 that the Plan and related trust were designed in accordance with applicable regulations of the Puerto Rico Revenue Code.  Although the Plan has been amended since receiving the determination letters, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and Puerto Rico Revenue code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.  As such, no provision for income taxes has been included in the Plan’s financial statements.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2016 AND 2015

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

10.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to or terminate the Plan at any time, subject to the provisions of ERISA and the IRC.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2016 and 2015, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2016	2015

Net assets available for benefits per the financial statements	$1,609,454,852	$1,388,113,872
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	-	465,833
Participant loans in default - deemed distributions	(1,396,817)	(1,594,449)
Net assets available for benefits per Form 5500	$1,608,058,035	$1,386,985,256

The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2016 and 2015, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2016	2015

Net increase in net assets per the financial statements	$221,340,980	$83,540,826
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the end of the year	-	465,833
Reverse adjustment from contract value to fair value for fully benefit- responsive investment contracts as of the beginning of the year	(465,833)	(1,058,744)
Decrease (increase) in participant loans in default - deemed contributions (distributions)	197,632	(381,426)
Net increase in net assets per Form 5500	$221,072,779	$82,566,489

SUPPLEMENTAL SCHEDULE

CBRE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	(d) Cost	Value

	American Century Mid Cap Value Fund	Mutual Fund	(2)	$103,302,132
	American Europacific Growth Fund	Mutual Fund	(2)	70,223,104
	AMG Managers Skyline Special Equities Fund	Mutual Fund	(2)	36,239,523
	Blackrock Strategic Income Opportunities Fund	Mutual Fund	(2)	4,155,732
	Dreyfus Bond Market Index Basic Shares	Mutual Fund	(2)	42,589,831
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	(2)	62,976,739
	Loomis Sayles Growth Fund	Mutual Fund	(2)	85,147,275
	Metropolitan West Total Return Bond Fund	Mutual Fund	(2)	48,351,776
	Oakmark Global Fund	Mutual Fund	(2)	51,863,538
	Oppenheimer Developing Markets Fund	Mutual Fund	(2)	19,496,000
	Parnassus Core Equity Fund	Mutual Fund	(2)	1,867,706
	The Oakmark Equity & Income Fund	Mutual Fund	(2)	61,235,357
	Voya Global Real Estate Fund	Mutual Fund	(2)	4,214,854
	Voya Real Estate Fund	Mutual Fund	(2)	12,540,113
	Wells Fargo Emerging Growth Fund	Mutual Fund	(2)	23,125,099
	Total Mutual Funds			627,328,779

(1)	Delaware Large Cap Value Trust	Common/Collective Trust	(2)	91,895,824
(1)	Invesco Stable Value Retirement Fund	Common/Collective Trust	(2)	80,001,905
(1)	Northern Trust Collective S&P 500 Index Fund	Common/Collective Trust	(2)	220,211,206
(1)	Vanguard Target Retirement 2010 Fund	Common/Collective Trust	(2)	1,727,389
(1)	Vanguard Target Retirement 2015 Fund	Common/Collective Trust	(2)	28,610,552
(1)	Vanguard Target Retirement 2020 Fund	Common/Collective Trust	(2)	37,785,927
(1)	Vanguard Target Retirement 2025 Fund	Common/Collective Trust	(2)	107,458,072
(1)	Vanguard Target Retirement 2030 Fund	Common/Collective Trust	(2)	44,232,159
(1)	Vanguard Target Retirement 2035 Fund	Common/Collective Trust	(2)	76,907,339
(1)	Vanguard Target Retirement 2040 Fund	Common/Collective Trust	(2)	33,333,977
(1)	Vanguard Target Retirement 2045 Fund	Common/Collective Trust	(2)	57,471,819
(1)	Vanguard Target Retirement 2050 Fund	Common/Collective Trust	(2)	24,969,291
(1)	Vanguard Target Retirement 2055 Fund	Common/Collective Trust	(2)	14,921,015
(1)	Vanguard Target Retirement 2060 Fund	Common/Collective Trust	(2)	1,071,653
(1)	Vanguard Target Retirement Income Fund	Common/Collective Trust	(2)	11,620,595
	Total Common/Collective Trusts			832,218,723

(1)	Bank of America Merrill Lynch Money Market Account	Money Market Fund	(2)	77,187,524

(1)	CBRE Group, Inc. Stock Fund	Common Stock	(2)	41,885,290

	Great-West Life & Annuity Insurance Company	Life insurance policies	(2)	453,969

(1)	Notes Receivable From Participants	Interest rates of 3.25% to 10.25%; Maturity dates from January 2017 to November 2023	(2)	19,282,526
	Total Investments			$1,598,356,811

(1)	Exempt party-in-interest.
(2)	Cost information is not required for participant-directed investments and therefore is not included.

See accompany report of independent registered public accounting firm.